株式会社 日本格付研究所

最終更新日：2014 年 11 月 7 日

コーポレート等の信用格付方法

（目次）

http://www.jcr.co.jp

Ⅰ．コーポレート格付の枠組み

A．信用力
　1．信用力と回収可能性
　　　　格付は、対象となる債務（社債、CP、ローン等）について約定通りに元本および利息が支払われる確実性の程度を評価するものです。個別債務にはそれぞれに契約があり、その約定内容により万一発行者が倒産した場合の回収可能性が異なってきます。そこで、格付には、債務者が倒産してデフォルト（支払い不能）に陥る可能性（信用力）とともに、倒産した場合の回収可能性についても評価する必要があると言えます。
　　　　このように格付は債務者の信用力と倒産後の回収可能性を評価して総合的に判断するものと言えますが、その基本はあくまでゴーイングコンサーンとしての債務者の信用力についての評価です。約定通りに元本と利息が支払われるかどうかは、債務者が存続して事業を続け、必要なキャッシュフローを継続的に得ていけるかどうかに多くを負うからです。倒産した場合、元利の回収は通常約定から大きく遅れてしまい、また、回収可能性が高いとみられるケースであっても元利を 100%回収することが極めて難しい現状では、回収可能性を債務履行の確実性の評価の中心に据えることは適当ではないと考えられます。このような前提から、格付の実務においても作業のほとんどは債務者の信用力の判定のためにあてられます。
　　　　JCR ではゴーイングコンサーンとしての債務者の信用力を表すものとして、債務者の包括的な債務履行能力を評価した格付を「長期発行体格付」と呼んでいます。長期発行体格付では、債務者の債務全体を包括的に捉えるため、債務の契約内容、債務間の優先劣後関係、回収可能性の程度は考慮していません。これらの個別性は、個別債務の評価に反映させることになり、このため個別債務の格付が長期発行体格付と異なること（上回ること、または下回ること）もあります。
　　（注）JCR では 2012 年 8 月 28 日に、それまで「長期優先債務格付」、「短期優先債務格付」と称していたものを、それぞれ、「長期発行体格付」、「短期発行体格付」に名称変更を行いました。既に公表したリリースやレポートに関しては、必要に応じ読み替えをお願いいたします。

　2．信用力の評価
　　　　債務の支払いは、基本的に債務者の日々の営業活動から生まれるキャッシュフロー（償却前利益から税金・配当など社外流出を引いたもの）によってなされると考えられます。したがって、信用力の評価にあたっては、返済原資となるキャッシュフローの大きさ（収益力）とその安定性、それと返済すべき債務の大きさがポイントとなります。キャッシュフローはその規模がいくら大きくても、債務が膨大になれば返済の負担は重くなります。逆に、キャッシュフローの規模が小さくてもそれに見合う債務がわずかであれば負担は軽くなります。したがって、収益力を見るうえではこうしたキャッシュフローと債務との相対的な関係を見極めることが極めて重要と言えます。
　　　　このように、信用力の評価では、債務者が将来にわたり事業基盤を維持・拡大しキャッシュフローを潤沢かつ安定的に確保できるかどうかという事業基盤（事業リスク）の評価と、返済すべき債務が過大であるなど財務構造が債務者の債務返済能力に悪影響を及ぼさないかどうかという財務基盤（財務リスク）の評価という、2 つの作業に主眼が置かれることになります（事業基盤や財務基盤などの評価の視点については「Ⅱ．企業の信用力評価の視点」をご参照ください）。
　　　　なお、金融法人では債務の支払いは債務の借り換えによって行われる場合が多く、キャッシュフローは通常、返済原資として期待されていません。したがって、金融法人の格付分析ではキャッシュフロー分析は通常行われません。金融法人が債務の借り換えを円滑に行えるかどうかは、事業基盤、資本充実度、資産の質、収益力、リスク管理の状況、流動性の状況などにより判断されます。

信用力は、事業基盤や財務基盤といった債務者単独の要素だけでなく、外部からの信用補完によって支えられている場合があります。子会社に対する親会社の財務上の支援や、預金保険制度などのセーフティーネットに基づく銀行への国の財務支援などが代表的な信用補完と言え、JCR ではこのような外部からのサポートの可能性と規模を債務者単独での評価に加味して信用力を評価しています。なお、親子関係にある企業の評価に信用補完関係をどのように反映させるかの考え方については、下に掲げるレポートをご参照ください。

　　　「親子関係にある子会社の格付け　〜トップダウンアプローチの考え方について〜」
　　　「国内事業法人・純粋持株会社に対する格付けの視点」
　　　「銀行持株会社および子銀行の格付けについて」
　　　「保険持株会社および傘下子会社の格付け」

3.　「JCR 大企業モデル」
　　JCR では、国内の一般事業法人の主要な業種を対象に「JCR 大企業モデル」というデフォルト率推定モデルを開発し、これにより当該企業の財務情報から個社のデフォルト確率を推定し、対応する格付を算出しています。格付作業では、担当アナリストによる業界や個別債務者の定量的分析および定性的分析が中心となりますが、それとともにこのような計量モデルによる推定結果を必要に応じ信用力評価の参考とすることで、格付の客観性の向上を目指しています。このモデルの考え方等については、下に掲げるレポートをご参照ください。

　　　「JCR 大企業モデル（デフォルト率推定モデル）の概要」

4.　保証とキープ・ウェル契約
　　保証付きまたはキープ・ウェル契約付きの債務については、保証またはキープ・ウェル契約の形態・内容を判断したうえでこれらに問題がなければ、主債務者と保証人（またはキープ・ウェル契約供与者）について元利金支払い能力の評価を行い、いずれか高い方の評価に格付が決定されます。ただし、キープ・ウェル契約供与者の格付が主債務者の格付より高いが、その格付が比較的低いという場合には、キープ・ウェル契約供与者の格付より 1 ノッチ以上低くなることがあります。

B.　回収可能性
1.　回収可能性の織り込み方
　　すでに述べた通り、格付の基本は、信用力（デフォルトの可能性）の評価であり、JCR の格付記号も基本的にはデフォルトの可能性の程度を示しています。しかし一方で、債権者にとってはデフォルトに陥った場合の回収可能性も大きな関心事項であると言えます。このため、JCR では、個別債務について回収可能性の点で他の債務と差異があると判断した場合は、投資家への注意喚起の意味から、長期発行体格付との間にノッチ差をつける（個別債務格付が長期発行体格付を上回るあるいは下回る）ことがあります（ノッチ差をつける場合、その幅は通常 1〜2 ノッチ、場合によってはそれ以上）。

2.　回収可能性の評価
　　回収可能性の評価にあたっては、(1)債務者の信用力（長期発行体格付）の水準、(2)債務者の財務構造、(3)格付対象債務の契約上の相対的地位などが考慮されます。これらの要素につき、単一の要素をもって機械的にノッチ差をつけるのではなく、諸要素を総合的に勘案したうえで結論を出すこととしています。

(1) 債務者の信用力（長期発行体格付）の水準

　　債務者の信用力が高い場合は、そもそもデフォルトの可能性が低いため、デフォルト後の回収可能性を考慮する必要性が薄いと考えられます。JCR では、長期発行体格付が BB レンジ以下の場合に、回収可能性をノッチ差として格付に反映させることがあります。ただし、劣後債など回収可能性が明らかに他の債務より低い場合には長期発行体格付が BBB レンジ以上の場合でも、ノッチ差をつけています。

(2) 債務者の財務構造

　　現預金や有価証券など換金可能な資産に比し債務が多いほど一般に回収可能性は低くなります。また、債務者の負債に占める担保付負債の割合が高いほど無担保社債の回収可能性は低下します。このように、債務者の財務構造は回収可能性に大きな影響を及ぼすことから、JCR では、総債務に対する現預金、有価証券、有形固定資産などの実質資産の比率や、担保付債務の総債務に占める比率、格付対象債務よりも契約上の地位が高い債務の総債務に占める割合などをノッチ差決定の参考としています。また、純粋持株会社で株式保有資金を外部負債でまかなう場合、持株会社の債権者は子会社の債権者よりも債権回収上の地位において劣後する、いわゆる構造劣後の関係が生じるため、保有株式残高と自己資本の比率（ダブルレバレッジ比率）などを検討し必要に応じて持株会社と中核子会社とのノッチ差として反映させることがあります。

(3) 格付対象債務の契約上の相対的地位

　　格付対象債務の契約上の相対的地位を評価するにあたっては債務者の財務構造のほか、当該債務自体の契約の内容の検討も重要です。債務の契約に関する事項としては、劣後特約、財務上の特約、担保などがあります。

・劣後特約

　　劣後特約のある債務については、契約書において弁済順位が無担保の優先債務より後位となることが明記されており、倒産時の回収可能性は極めて低くなるため、長期発行体格付からノッチ差を設けています。期限付劣後債（ローン）は長期発行体格付から原則 1 ノッチ以上、利息の繰延条項がついた永久劣後債（ローン）は、長期発行体格付から原則 2 ノッチ以上のノッチダウンがなされます。劣後債を含むハイブリッド証券一般の格付の考え方、および生命保険会社の基金の格付の考え方については、下に掲げるレポートをそれぞれご参照ください。

　　　　「ハイブリッド証券の格付けについて」
　　　　「生命保険相互会社の基金格付けについて」

・財務上の特約

　　財務上の特約は、担保提供制限条項（ネガティブ・プレッジ条項）とその他の条項（担付切替条項、利益維持条項、純資産額維持条項、配当制限条項）に大きく分けられますが、各々の財務上の特約の格付への影響度合いという観点では、担保提供制限条項がもっとも基本的かつ重要な特約と言えます。担保提供制限条項は、この条項が規定している範囲内の他の債務が担保付きになった場合、当該無担保債務にも同順位で担保提供することを義務付けるものです。規定する範囲については、「他の債務」として銀行借入れや外債も含めた広いものから、「他の国内無担保社債（ただし、担付切替条項付社債を除く）」などと限定したものまで様々で、条項の対象範囲が狭いほど債権回収面で劣位に置かれる可能性が高くなります。したがって、長期発行体格付が低く、この条項が無い場合や範囲がかなり限定的な場合には、格付に影響することがあります。これに対し、担保提供

制限条項以外の財務上の特約は、特約に抵触して初めて強制期限前償還などの措置がなされるもので、格付への影響はやや間接的と言えます。

・担保付債務

　　担保付債務は、担保物件の処分により他の無担保債務より優先的に債務の弁済を受けることができ、無担保債に比べ安全度が高いと言えます。信用力がかなり低い債務者については、資産を処分して債務の弁済をしなければならない場合も十分想定され、担保の有無は安全度の高さに関係があります。この場合、無担保債務の格付が担保付債務の格付より低くなることがあります。一方、債務者の信用力が比較的高い場合には担保の有無による安全度の差は極めて小さいと考え、格付に差をつけません。

3.　ノッチアップの考え方

　　回収可能性を考慮して個別債務の格付を長期発行体格付より高くする場合（ノッチアップ）には 3 点が重要であると JCR では考えています。①当該債務の元本、利息の一部ではなく、全額以上が確保されうる。②デフォルト後の弁済までにそれほど時間をかけずに債務履行がなされうる。③回収可能性が、デフォルト後の債務者の信用状況に左右されにくい。こうした要素を充足しているのは、信用力と流動性を兼ね備えた有価証券（国債等）の担保、預金担保（相殺による減価リスクが小さいことが必要）といったものが考えられます。しかし、担保があっても先順位者がいて回収可能性が小さい場合はノッチアップの対象とはなりえません。また、会社更生手続きのもとでは、担保権の行使が制限される可能性がある点には特に注意が必要です。いずれにせよ、上記の諸要素を個別ケースごとに慎重に勘案し、ノッチアップの可否を判断する方針です。

C.　将来の見通しについて

　　格付は将来に向けての債務履行能力を評価するものなので、将来の収益力や財政状態を推定することが重要となります。したがって、分析に際しては今後の設備投資や資金調達などの予定を織り込んだうえで評価しています。すなわち、現状の財務諸表と経営計画をベースに、業界動向や事業基盤についての検討を踏まえ、将来のバランスシートと損益の状況を想定し、経営指標の動きを予想します。この場合、景気変動への感応度や最悪環境下における想定数値なども検討します。なお、分析の際に使用される指標は企業が所在する国、法規制、会計制度、業種・業態などにより異なります。

　　JCR では格付に際し、先行き 3 年間程度の債務者の状況および事業環境を展望して決定しています。もっとも、たとえば 5 年後に大量の社債償還を控えているなど、3 年間をかなり超える期間のリスクなどについても、予見可能な範囲内で格付に織り込むこととしています。

D.　短期格付

1.　長期格付と短期格付の関係

　　JCR では支払い期限 1 年を超える債務を対象とした長期格付と 1 年以内の短期格付に分け、それぞれ異なった記号を用いています。

　　長期格付が中長期の債務履行の確実性を表すのに対し、短期格付は、通常 1 年以内という短い期間の債務履行の確実性を示すという違いがありますが、短期の信用力は中長期の信用力と切り離して考えられません。たとえば、債務者の中長期の債務履行の確実性に関する見通しは、債務者の取引先・取引銀行との関係などを通じて短期の資金繰りなどにも大きな影響を及ぼすでしょう。また、短期格付のうち CP 格付は中長期にわたって維持される CP 発行枠について付与されるものです。このことから、JCR では、短期格付についても長期格付同様、先行き 3 年間程度の債務者の状況および事業環境を展望して決定しています。このように、短期格付においては中長期の信用力の評価が基礎となって

おり、その結果として、短期格付と長期格付との間には下の表に示すようにある程度の対応関係が存在しています。

　ただし、表に示された対応関係はあくまで目安であり、個々のケースにおいては結果的に異なった格付となる場合があります。後述するように短期格付では中長期の信用力の評価に流動性の分析を加味していますが、その分析対象である流動性の状況（資産・負債に対する流動性資産や手元流動性の割合、資金繰りパターンなど）は、業種や業態、個社によって大きく異なっているからです。

（表）長期格付と短期格付の対応関係

長期格付	短期格付				
ＡＡＡ	Ｊ－１＋				
ＡＡ＋	Ｊ－１＋				
ＡＡ	Ｊ－１＋				
ＡＡ－	Ｊ－１＋				
Ａ＋	Ｊ－１＋	Ｊ－１			
Ａ		Ｊ－１			
Ａ－		Ｊ－１	Ｊ－２		
ＢＢＢ＋			Ｊ－２		
ＢＢＢ			Ｊ－２		
ＢＢＢ－			Ｊ－２	Ｊ－３	
ＢＢ＋				Ｊ－３	
ＢＢ				Ｊ－３	ＮＪ
ＢＢ－					ＮＪ
Ｂ＋					ＮＪ
Ｂ					ＮＪ
Ｂ－					ＮＪ
ＣＣＣ					ＮＪ
ＣＣ					ＮＪ
Ｃ					ＮＪ
ＬＤ	ＬＤ				
Ｄ	Ｄ				

（注）上記の対応関係はあくまで目安であり、個々のケースにおいては結果的に異なった格付
　　となる場合があります。

2.　短期格付における流動性分析のポイント

　　短期格付の分析の基本的な考え方は長期格付と大きく異なりませんが、短期格付においては近い将来に比重を置き、流動性の分析を加味する点が特徴です。流動性の分析では、(1)手元流動性の内容とその水準、(2)資金繰りの状況、(3)資金調達余力、(4)CP 発行枠と資金使途などが検討されます。

(1)　手元流動性の内容とその水準

　　手元流動性は短期の資金決済の第一の原資であり、現預金に有価証券を加えた概念で捉えますが、設備資金の一時的運用などすでに使途が決まっているものを差し引くとか、有価証券等は流動性の程度により割り引いて評価するなどして、実質的な水準を算出して評価します。

(2)　資金繰りの状況

　　資金決済の確実性を評価するため、月次、週次などのベースでの資金繰りの安定性を評価します。資金繰り表により、量的、時期的、質的なマッチングが保たれているかを確認します。経常収支過不足を短期資金で調節する、設備投資を固定負債と利益留保で賄う、決算・季節資金は短期資金で賄う、といった資金繰りパターンにも注意を払います。

(3)　資金調達余力

　　資金調達の余力がどの程度あるかという観点から、資産の含み益や担保余力などを評価します。メインバンクをはじめとする取引金融機関との長期的関係を借入額や借入シェアの推移、役員の受入状況、株式持合いなどから見きわめ、いざというときにどれくらい資金を調達できるかを判断します。

(4)　CP の発行枠と資金使途

　　CP 格付の場合、発行枠や資金使途も判断材料とします。たとえば借換資金の場合、既往借入金残高との対比（全債務に占める CP の割合が大きすぎないか）、運転資金の場合は資金繰りパターンとの対比（発行枠が運転資金としての必要額に対して妥当かどうか）、などの確認と運用規模、企業体力との対比などを行います。これらの検討により、CP 発行後にバランスシートや資金繰りに大きな変化が生じないかどうか、財務体質に与える影響を判断します。

3.　バックアップ・ライン（BL）

　　CP 発行による調達資金の使途は様々ですが、運転資金の調達に発行され、決済資金は CP 発行による借り換えが一般的です。しかし、市場が何らかの原因により混乱し、CP 発行による借り換えができなくなる場合が考えられます。これは当該発行者の信用リスクの変化とは関係なく起こり得ることであり、いわば市場リスクといえます。BL はこのような事態が生じた場合に CP 決済資金に対する借入枠をあらかじめ銀行との間で約束しておくものです。いわゆる銀行保証とは別のものです。BL は CP 決済資金のアベイラビリティを補強する手段であり、銀行保証のように信用リスクを補完するものではありません（仮に発行者の信用リスクに問題が生じた場合に CP 決済資金の貸出は実行されない場合があります）。したがって、BL の設定水準の高低は CP の信用リスク（格付）とは関係ないと言えます。しかし、JCR では、市場リスクに対しても十分な流動性の確保が必要と考えています。現・預金や銀行与信枠などの手元流動性が十分に確保されていれば BL の設定は不要であり、これが不足している場合については BL の設定が必要と考えています。

　　BL の判定方法は、以下の通りです。

(1)　業績の見込み、資金需要の変動、資金使途などの要因を入れて、CP 発行枠を十分にカバーするための健全な手元流動性の水準を想定します。
(2)　実質手元流動性を算出します。手元流動性については、現預金に流動性を有する有価証券を加えた概念としますが、債務の担保となっているものや流動性の低いものについては割り引くなど減算し、一方で金融機関からのコミットメントラインや当座借越枠などといった流動性の補強手段が加算されます。
(3)　上記の(1)と(2)から算出された手元流動性の不足分が BL でカバーされるべきと考え、BL が決められます。

Ⅱ．企業の信用力評価の視点

　企業の信用力評価は、企業固有のリスクの把握とそれに対応する事業および財務基盤の分析との対比に基づいて行われます。企業の格付は、当該企業所在国のソブリン格付の制約を受けますが、例外的にこれを超える検討が可能となります。①国外に所在する親会社などから強い支援がある場合②国外において強く安定した収益基盤を有している、国際金融市場からの高い資金調達能力がある、さらには財務の健全性などを兼ね備えている場合などが例外的に認められます。ただし、②の場合には当局の外貨取引制限の蓋然性を評価したカントリーシーリングが格付の上限となります。

　以下では、主として一般事業法人を念頭に置きつつ、事業基盤、財務基盤、信用リスク推定モデルの活用に分けて、信用力評価の概略を説明します。

1.　事業基盤
　　対象企業につき以下の(1)～(3)を中心に検討し事業基盤を評価します。一般事業法人については、事業基盤の評価をもとに将来のキャッシュフローを予測、推計します。

(1)　所属産業の特性（業界動向）
　　まず、対象企業の業種特性を十分に検討することが重要です。所属する産業を的確に評価することが、対象企業の業績を正確に理解するうえでも、また将来企業が迎えるかもしれない困難やリスクを予測するうえでも重要です。
　　例えば、企業の属する産業が成長産業か成熟産業かにより、その企業の将来の業績は大きく左右されます。また、製品や原材料などの市況によって業績が短期的に変動する産業がある一方で、景気変動に影響されずに比較的業績が安定している産業もあります。
　　具体的な検討項目は以下のとおりです。
・　マーケットの規模。国内市場かグローバル市場か。
・　特定業種への依存度。需要産業の動向。
・　成長産業か成熟産業か。
・　業界構造はどうなのか。寡占的か競争が激しい産業か。
・　政策を背景とした規制型の産業か否か。その場合、将来の自由化の見通しはどうなのか。
・　市況型の産業か、安定型の産業か。
・　技術革新の動向はどうなのか。技術革新のスピードが速い場合はそれだけ事業リスクが大きく、短期間に投資回収できる収益力が必要。
・　業界が抱える問題点や課題の把握。例えば、需給バランス、国際競争力、原料確保、制度問題など。
　　以上は一般的な検討点ですが、この他に特定の産業については個別の視点から将来の収益性の検討を行っています。例えば、小売、電鉄、不動産などの立地産業の場合には、個人消費などを含めた需要一般の動向と合わせて、その企業の主たる事業地域の発展性や競争条件、他社の進出計画などに重点を置いて分析を行います。また、一般に企業は事業が多角化しているため、検討対象もその企業が業務展開している複数の業界にわたります。その場合にはそれぞれの業界について上述の視点から検討を加えます。

(2)　業界における地位と競争力
　　対象企業が業界内においてどのような地位や特徴を有しているかについて以下の観点から検討します。
・　業界における地位（順位、シェア）はどのくらいか。独占的地位を占めているのか。あるいは

限界供給者的な存在に過ぎないのか。

- ・ シェアは拡大傾向にあるのか、縮小する傾向か。
- ・ 業界における特色、強み・弱みは何か。

(3) 対象企業の特性

　同じ業界に属した企業でも、各々の企業毎に経営資源や経営スタイルが異なるため、そこから企業特有のリスクが発生します。そこで、主として以下の項目について検討しています。

① 沿革

　企業の成り立ちの歴史であり、その企業の基本的性格、社風の形成に沿革が大きく関わっています。単なる歴史のフォローではなく、現状および将来の事業基盤についての判断に結びつけて評価することに意味があります。

② 経営者

　経営トップの経営能力、実績、経営姿勢などの把握は格付を行う上で重要です。環境変化に対応してどのような経営方針を打ち出し、また経営目標実現のためにどのような施策を講じているのか、などを直接ヒヤリングすることは経営の方向性を知る上でも極めて有用です。格付に際しては原則、経営トップにインタビューを行い経営方針などを聴取しています。

③ 組織

　企業の経営方針に適切に対応する組織構成、人員配置になっているのか、組織が硬直していないか、などの点について、経営理念、従業員のモラールや社風との関連で評価します。

④ 株主および系列関係

　主要株主とその持株数、持株比率をチェックします。まず法人株主については、安定株主、資本系列、融資系列などを考慮します。次に、主要株主の変動については、その経緯や経営方針に及ぼす影響などについても検討します。さらに、特定の企業グループに属していることが、製品販売、原料確保、資金調達などの安定に繋がっていることがありますが、経営上のリスク回避に具体的にどのような意味を持っているのかという視点から検討します。

⑤ 従業員

　人数、年齢構成、平均勤続年数、給与水準、労働組合との関係などの点について、同業他社との比較により特徴を把握します。また従業員1人当たりの効率についても検討します。

⑥ 売上構成

　近年、企業経営の多角化が進み、事業部門が多岐にわたる企業が多くなって来ています。このような場合、それぞれの業種について上述した検討を行うほか、業種別売上構成のバランスなどを検討します。

⑦ 生産・販売状況

　部門別の生産販売実績をトレースし、数量・単価要因に分解し分析します。景気変動や業界動向と照合し、対象企業の特色を浮き彫りにして、経営方針などと関連付けて評価します。

- ・ 製品販売先および原材料仕入先の状況
- ・ 販売方式（直販、特約店経由）

⑧ 設備投資状況

　業種や業態により生産設備の特性が異なります。大量生産型か多品種少量生産型か、消費地近接か原材料生産地近接か、集中生産か分散生産か、などの違いがあります。

　具体的には次のような点についてチェックを行い、業種・業態に則して判断しています。

- ・ 生産設備や技術の優劣、独自性の有無
- ・ 海外進出（生産、販売拠点の海外設置）の現状と今後の動向
- ・ 設備投資動向（内容、金額、投資効果）

・　部門別の生産販売実績の把握

⑨　技術水準、研究開発能力

　　技術力、開発力は企業の成長の原動力であり、企業の将来を判断する場合、重要なファクターです。特に、技術革新のテンポが速い業界では極めて重要です。多額の投資を伴うケースではリスクが大きいため、企業体力と比較しながら検討していくことになります。具体的には、過去の開発実績、製法の独自性や特許権の有無、研究開発体制や研究開発人員の増減、売上高に対する研究開発費の割合などについて、他社比較を行い検討します。

⑩　子会社・関連会社など

　　対象企業が子会社や関連会社などを擁している場合には、それらを含めたグループ企業全体としての事業基盤を評価する必要があります。JCR では企業グループを形成している親会社の格付に当たっては、グループ全体の債務償還能力を実態的に判断するため、連結財務諸表をベースにして、幅広くグループ会社の個別データを収集し、分析しています。

⑪　経営計画

　　将来の経営方針を踏まえた経営計画の検討は、格付を判断する上で極めて重要です。特にインタビューにおいて経営陣から聴取する経営理念や中長期計画に対する方針、当面の課題への取り組みなどの情報は、格付決定の際のポイントとなります。また、格付対象企業の経営計画に関する各種の資料（生産販売計画、設備投資計画、損益計画、予想貸借対照表、予想キャッシュフロー計算書など）を分析するとともに、インタビューでの情報も踏まえて経営計画の妥当性とその達成の可能性を総合的に判断します。経営計画は将来のキャッシュフローの見通しや債務の動向に直接関わるため、これを評価することはこれまでの分析を様々な視点から集約するものとして意義が大きいのです。

2.　財務基盤

　　企業からヒヤリングした財務運営方針を加味したうえで、貸借対照表を分析・検討し、企業の財政実態を把握しています。具体的には、資産内容の堅実性、資本構成の均衡性、資金繰りの余裕度・安全性などを観察して、企業の健全性・持久力を判断しています。

　　主な検討・留意事項は以下のとおりです。

(1)　主要科目

　　貸借対照表の各勘定科目について、増減変化の状況とその理由を精査し、その科目の健全性・流動性などを検討しています。科目内容の精査は、財政状態と収益状態あるいは生産・販売状態と関連づける重要な役割を持つもので、相互の関連を念頭において検討しています。

(2)　資本構成

　　資本構成については、運用資産と調達資本とのバランスを判断することにより、短期的には資金の流動性、長期的には資本の安定性を検討しています。なお、資本構成の分析上、劣後債、優先証券、優先株など、負債と普通株の中間的な性質を有するハイブリッド証券をどのように評価するかについては、下に掲げるレポートをご参照ください。

　　「ハイブリッド証券の資本性の評価について」

①　流動性

　　資金の流動性・安定性と収益性の間には矛盾する面があり、例えば流動比率が表面的に良好な水準であったとしても、デッド・ストックや不良債権の混在、信用不足による買入債務の過小の

問題を孕んでいる場合もあります。また、成長の度合いによって均衡度合いも異なるため、業種・業態の特殊性、換言すれば、原価構成、生産期間、仕入・販売条件あるいは季節変動などを考慮しています。

② 安定性

収益力がある程度高く、かつそれが安定性を有していることが基本的条件となりますが、収益力に多少の変動があっても資本構成からみて、その変動に耐え得る余力を持っているか否かを実態的に検討しています。

長期的安定性では、主としてデット・エクイティ・レシオや固定比率、固定長期適合率などをチェックします。これらの比率も、業種・業態、特に外注依存度・操業形態・販売機構などにより異なることに留意して判断しています。

③ 資金繰り

収支実績・予想、財政状態あるいは投資計画などを関連させて、資金の運用・調達状況を把握し、支払能力の推移と調達・運用の巧拙などを検討しています。併せて、銀行取引状況およびその変化を確認していますが、特に、低格付先については金融機関との取引関係や資金調達力などが重要となるため、定期的に確認を行っています。

(3) 財務諸指標

企業の収益力や財務内容は、過去の業績の反映であり、分析作業のための重要な資料です。さらに、これらの分析・検討を踏まえて経営指標が将来どのように変化するのかを予想します。

また、数値の背景にある様々な要因についての洞察も必要です。単なる数値のトレースや同業種および同業態企業間における指標の優劣の判断だけでなく、所属企業の動向や事業基盤の強弱変動、経営方針など、定性的要因との関連で数字を読み、将来の収益予想へと結びつけます。格付では、定性的な要因を経営指標と突合せて確認し、また逆に、経営指標分析から得られた結果を手がかりとして定性的要因を検討する、という方法で分析が進められます。

格付を行う場合、収益性、安全性、規模など多くの財務諸指標を分析し、その企業の収益性の水準や財務基盤の安定度などを評価します。具体的には、売上高、利益、債務残高などの実数および各種の財務諸比率を算出し、時系列比較および同業他社比較などを行ないます。

財務諸指標を見るうえで大切な視点は以下の二点です。第一は、財務諸表は過去の経営の成果であるのに対して、格付は将来に向けての債務償還能力を評価するもの、ということです。現状の分析に留まらず、将来の損益、財務の状況を推定することが重要になります。第二は、単に数字の動きをトレースするだけではなく、その背後にある定性的な要因と関連付けて理解しなければなりません。例えば、ある企業の収益性が高いのは、その企業の製品が他社に真似できない特色を有し、競争力が強いためである場合、また、ある企業の売上債権回転期間が延びているのは、回収の遅い製品のウェイトが高まっているためである場合、などがあり、実態に則して判断しています。数字の動きからその裏にある要因を洞察するとともに、ヒヤリングなどで把握した定性的な要因について、実際に財務データの上でそれを検証しています。

規模、収益性、安全性などの判断に数多くの財務指標が使用されます。使用される指標は企業が所在する国、法規制、会計制度、業種・業態などにより異なりますが、そのうち主なものは以下のとおりです。

① 規模に関する指標・・・・・・売上高、営業利益、自己資本
② 収益性に関する指標・・・・売上高営業利益率、使用総資本事業利益率
③ 安全性に関する指標・・・・インタレスト・カバレッジ・レシオ、有利子負債／EBITDA、デット・エクイティ・レシオ、自己資本比率

◆留意事項

本文書に記載された情報には、人為的、機械的、またはその他の事由による誤りが存在する可能性があります。したがって、JCR は、明示的であると黙示的であるとを問わず、当該情報の正確性、結果、的確性、適時性、完全性、市場性、特定の目的への適合性について、一切表明保証するものではなく、また、JCR は、当該情報の誤り、遺漏、または当該情報を使用した結果について、一切責任を負いません。JCR は、いかなる状況においても、当該情報のあらゆる使用から生じうる、機会損失、金銭的損失を含むあらゆる種類の、特別損害、間接損害、付随的損害、派生的損害について、契約責任、不法行為責任、無過失責任その他責任原因のいかんを問わず、また、当該損害が予見可能であると予見不可能であるとを問わず、一切責任を負いません。また、当該情報は JCR の意見の表明であって、事実の表明ではなく、信用リスクの判断や個別の債券、コマーシャルペーパー等の購入、売却、保有の意思決定に関して何らの推奨をするものでもありません。本文書に係る一切の権利は、JCR が保有しています。本文書の一部または全部を問わず、JCR に無断で複製、翻案、改変等をすることは禁じられています。

株式会社 日本格付研究所
Japan Credit Rating Agency,Ltd.
信用格付業者　金融庁長官（格付）第 1 号
〒104-0061 東京都中央区銀座 5-15-8　時事通信ビル